STOCKHOLDER AGREEMENT

THIS STOCKHOLDER AGREEMENT (this "*Agreement*") is made and entered into as of the 10th day of July, 2017, by and among Xoca World Ltd., a Delaware corporation (the "*Corporation*"), and each of the stockholders who are signatories hereto (collectively, "*Stockholders*" and individually, a "*Stockholder*"). As used herein, the terms "*Stockholder*" and "*Stockholders*" shall also refer to any future stockholders of the Corporation who shall become subject to the terms and conditions of this Agreement, irrespective of whether the stock owned by such stockholder is presently authorized, issued or outstanding.

RECITALS

A. The Corporation has a total of Four Million (4,000,000) authorized shares of common stock, par value of $0.0001 per share (including any subsequently issued common stock of the Corporation, collectively, the "*Shares*").

B. The Stockholders and the Corporation desire to promote their mutual interests and the interests of the Corporation by imposing certain restrictions on the sale, assignment, transfer, pledge, encumbrance, or other disposition of the Shares, as more particularly described herein.

AGREEMENT

In consideration of the foregoing, the mutual covenants herein contained and other good and valuable consideration (the receipt, adequacy and sufficiency of which are hereby acknowledged by the parties by their execution hereof), the parties hereto agree as follows.

1. **Restrictions on Transfers of Shares.**

   (a) **General Prohibition.** Except as provided in <u>Section 1(b)</u>, no Stockholder shall, while this Agreement is in force, voluntarily or involuntarily sell, assign, convey, transfer, encumber, pledge, donate, gift or otherwise dispose of any of the Shares of such Stockholder, now owned or hereafter acquired by such Stockholder. If any Shares are sold, assigned, conveyed, transferred, encumbered, pledged, donated, gifted or otherwise disposed of contrary to, or in violation of the provisions of this Agreement, such disposition shall be void ab initio and of no effect and shall not entitle the recipient thereof to have such Shares transferred on the books of the Corporation, or vest such recipient with any voting rights or any other rights of a party in respect of such Shares, and such Shares shall remain subject to all of the provisions of this Agreement (a "*Prohibited Transfer*"). The foregoing prohibition on the transfer of Shares shall also apply to any change in the ownership of a Stockholder that is not an individual, such that the owners of such entity change after such entity becomes a Stockholder to any Person who is not a Permitted Transferee ("*Corporate Stockholder Change*"). In the case of a Corporate Stockholder Change, the applicable Stockholder must notify the other Stockholders ("*Non-Change Stockholders*") in writing prior to the Corporate Stockholder Change, at which time the Non-Change Stockholders, by a vote of the majority of the Shares of the Non-Change Stockholders, may elect to: (i) approve the Corporate Stockholder Change; or (ii) treat the Corporate Stockholder Change as if it were a Disassociation Event, as defined in <u>Section 1(e)</u>, subject to purchase options under <u>Section 1(f)</u>. The Non-Change Stockholders must vote on such choice and notify the applicable Stockholder in writing (the "*Choice Notice*") within thirty (30) days of receipt of the written notice of the Corporate Stockholder Change. If the Corporate Stockholder Change becomes subject to <u>Section 1(e)</u>, the time periods hereunder shall commence upon the applicable Stockholders receipt of the Choice Notice as if it were receipt of notice of a Disassociation Event.

(b)   Permitted Transfers. The following transfers (the "***Permitted Transfers***") are not subject to the general prohibition in Section 1(a) of this Agreement (the transferees referred to herein as "***Permitted Transferees***"):

    (i)   a transfer to the Corporation;

    (ii)   a transfer pursuant to the terms of a valid will or intestate succession to a Stockholder's personal representatives (i.e., executors or administrators), testamentary trustees, legatees or beneficiaries;

    (iii)   a transfer by a Stockholder to (A) a revocable trust created by such Stockholder in which the Stockholder is both the grantor and the beneficiary (and a transfer by such a revocable trust to such grantor-beneficiary); or (B) a trust the principal beneficiaries of which are one or more of the Stockholder's immediate family, which for purposes hereof include, without limitation, the Stockholder's spouse, lineal descendants, adopted children, parents, grandparents and siblings, as well as the spouses of the foregoing; provided, however, that any Permitted Transferee of the type referred to in this Section 1(b)(iii) shall hold such Shares subject to the provisions of Section 1 herein in the event any of the matters discussed therein shall occur with respect to its direct or indirect transferor or other Person who shall have a direct or indirect interest in such trust;

    (iv)   a transfer to a Stockholder who is a party to and bound by this Agreement but not an Affiliate of the transferring Stockholder;

    (v)   a transfer to an Affiliate (defined below) of a Stockholder, provided fifteen (15) days prior written notice of such transfer is given by the transferring Stockholder to the Corporation which notice includes the identity of the Permitted Transferee and the specific terms of the transfer;

    (vi)   a transfer pursuant to Section 1(j); or

    (vii)   subject to Sections 1(d) and 1(j), a transfer to a person who is neither a Stockholder nor an Affiliate of a Stockholder, provided such transfer is approved in advance by the affirmative vote of Stockholders holding a majority of the issued and outstanding Shares of the Corporation.

For purposes of this Agreement, the term "***Affiliate***" means, with respect to any Person, (a) any other Person that controls, is controlled by, or is under common control with such Person, or (b) any officer, director or equity holder of such Person. For purposes of this definition, the term "***control***" of a Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies, whether through the ownership of voting securities, by contract or otherwise. Also for purposes of this Agreement, "***Person***" means and includes any individual, partnership, limited liability corporation, trust, estate, corporation, custodian, trustee, executor, administrator, nominee or entity in a representative capacity.

(c)   Transferred Shares Subject to this Agreement. Notwithstanding anything to the contrary contained in this Agreement, as a condition to delivery of a certificate or certificates representing Shares to any Permitted Transferee who obtains or acquires any Shares or any interest therein (whether legal or beneficial) in accordance with the terms of this Agreement and who is not already a Stockholder at the time of such obtainment or acquisition, such Permitted Transferee shall be required to execute and deliver to the Corporation a written acknowledgment in the form of Exhibit A hereto that such Permitted Transferee agrees to be recognized as a Stockholder under this Agreement and to be bound by all of the terms hereof. Upon executing and delivering such acknowledgment and the other items referred to below in this Section 1(c),

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such Permitted Transferee shall be a Stockholder for all purposes of this Agreement; provided, however, that absent such acknowledgment or other items, such Permitted Transferee nevertheless shall be bound by this Agreement by virtue of acceptance or possession of any Shares. If the Permitted Transferee obtains or acquires the Shares, such Permitted Transferee also shall be required to deliver such other agreements, documents and consents as the Corporation may reasonably request to confirm that such Permitted Transferee does not desire or intend to cause the disruption of the Corporation's business, plans or operations.

(d)   Rights of First Refusal for Lifetime Transfers.

(i)   Transfer Notice. Any Stockholder who wishes to transfer all or part of his, her or its Shares to any other Person under Section 1(b)(vii) must first comply with this Section 1(d) as well as all other provisions of Section 1. The Stockholder proposing such transfer shall give written notice to the Corporation of his, her or its intention to effect such transfer (the "***Transfer Notice***"), which notice shall identify the proposed transferee and shall contain a complete description of all material terms of the proposed transfer.

(ii)   Corporation's Purchase Option. Within thirty (30) days after delivery of the Transfer Notice to the Corporation, by written notice delivered to the applicable Stockholder, the Corporation may exercise an option hereby granted to purchase all or any portion of the Shares proposed to be transferred (collectively, the "***Option Shares***") for the price (if the proposed transfer is a gratuitous transfer the price shall be as determined in Section 1(g) of this Agreement) and upon the other terms contained in the Transfer Notice (except for the closing date, which shall be as set forth in Section 1(h) hereof), the closing of which shall take place within ninety (90) days after the Corporation's notice of its exercise thereof.

(iii)   Failure to Exercise. If the purchase option granted in Section 1(d)(ii) to the Corporation is not validly exercised with respect to all of the Option Shares, then the Stockholder who gave the Transfer Notice may transfer all, but not less than all, of the Option Shares within one hundred twenty (120) days after the expiration of the option period(s) granted to the Corporation above, provided the transfer is made to the Person named in the Transfer Notice and is effected upon the terms therein stated. If the Option Shares are not transferred pursuant to the Transfer Notice during such 120-day period, such Option Shares may not be transferred without again complying with this Section 1(d).

(e)   Disassociation of Stockholders. A Stockholder shall be automatically removed as a Stockholder (a "***Disassociated Stockholder***") upon the first to occur of the following events (each, a "***Disassociation Event***"):

(i)   The death or Disability of such Stockholder.

(ii)   A Prohibited Transfer.

(iii)   A filing of a petition in bankruptcy by or against such Stockholder (unless the petition is dismissed within fifteen (15) days), or the assignment by such Stockholder for the benefit of creditors.

For purposes of this Agreement, "***Disability***" means, (a) with respect a Stockholder who is an officer or employee of the Corporation, the disability or incapacity of such Stockholder which prevents such Stockholder from performing his duties as an officer or employee of the Corporation for one hundred-eighty (180) days in any twelve (12) month period, and (b) with respect a Stockholder who not is an officer or employee of the Corporation, the disability or incapacity of such Stockholder which prevents such Stockholder from meaningfully participating in the affairs of the Corporation for one hundred-eighty (180) days in any twelve (12) month period.

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(f)   Repurchase upon Disassociation Event.

        (i)   Corporation's Option Upon Occurrence of Disassociation Event.   The Corporation, or its designee(s) or assignee(s), following the occurrence of a Disassociation Event, may, but shall not be obligated to repurchase all of the Shares ("***Subject Shares***") held by such Disassociated Stockholder or the estate, legal successor, beneficiaries, trustee in bankruptcy, creditor, personal representative, guardian, executor, ex-spouse or administrator of such Disassociated Stockholder (collectively, "***Subject Person***"), by delivering written notice (the "***Repurchase Notice***") to the Subject Person within one hundred eighty (180) days of the date on which the Corporate receives notice of the Disassociation Event. The Repurchase Notice shall set forth the number of Shares to be acquired from each holder thereof, the Fair Market Value to be paid therefor (the "***Purchase Price***") and manner of payment (the "***Repayment Terms***") as provided in Section 1.

        (ii)   Disability and Life Insurance.   Each Stockholder acknowledges that the Corporation may purchase, at its sole option and expense, a disability or life insurance policy covering such Stockholder and each Stockholder hereby agrees to cooperate with the Corporation in obtaining any such insurance in the event the Corporation should determine to purchase such insurance. In the event that the Corporation purchases such insurance, the Corporation shall use the proceeds received by it under such policy(ies) in the event of the death or Disability of the Stockholder covered thereby to purchase the maximum amount of Subject Shares from such Stockholder and his or her Permitted Transferees as may be purchased with such proceeds. In the event that the Corporation elects to purchase any Shares in excess of the maximum amount that may be purchased with the proceeds of such insurance, the Corporation may deliver a note as provided in Section 1(h)(ii).

(g)   Determination of Purchase Price.

        (i)   Appraisal. In advance of its delivery of any Repurchase Notice, the Corporation shall commission an appraisal by a firm engaged by the Corporation that is experienced in the appraising of businesses similar to the Corporation to establish the Appraisal Value of the Corporation as of the Calculation Date, "***Appraisal Value***" shall mean the value of the Corporation pursuant to the most recent Appraisal, "***Calculation Date***" shall mean the date of the applicable Disassociation Event.

        (ii)   FMV Worksheet. With any Repurchase Notice, the Corporation shall prepare and deliver, to the Subject Person a worksheet (the "***FMV Worksheet***") that indicates the Fair Market Value of each Share calculated in accordance with the terms of this Agreement. After receipt of the FMV Worksheet, the Subject Person shall have ten (10) days (the "***FMV Review Period***") to review the FMV Worksheet, together with the work papers used in the preparation thereof. The Subject Person may dispute items reflected in the calculation of the Fair Market Value, but only on the basis that such amounts were not arrived at in accordance with this Agreement. Unless the Subject Person delivers written notice to the Corporation on or prior to the end of the FMV Review Period specifying in reasonable detail the amount, nature and basis of each disputed item, the Subject Person and his or her Permitted Transferees shall be deemed to have accepted and agreed to the calculation of the Fair Market Value. For purposes of this Agreement, "***Fair Market Value***" shall mean (i) with respect to each Share, (a) the Appraisal Value, as of the most recent Calculation Date, divided by (b) the aggregate number of Shares outstanding as of the Calculation Date.

        (iii)   Objection. If the Subject Person shall so notify the Corporation of his or her objection to the calculation of the Fair Market Value, the Corporation and the Subject Person must, within thirty (30) days (or such longer period as they may agree) following such notice (the

"*FMV Resolution Period*"), attempt to resolve their differences and any resolution by them as to any disputed amounts is final, binding and conclusive on the parties.

(iv)   Neutral Auditors. If, at the conclusion of the FMV Resolution Period, there are any amounts remaining in dispute as to the Fair Market Value, then all amounts remaining in dispute shall be submitted to an appraiser, other than the appraiser that performed the applicable Appraisal, that is experienced in the appraising of businesses similar to the Corporation (the "*FMV Neutral Auditors*") selected by the Corporation within five (5) days after the expiration of the FMV Resolution Period. The Subject Stockholder and the Corporation shall execute, if requested by the FMV Neutral Auditors, a reasonable engagement letter. All fees and expenses relating to the work, if any, to be performed by the FMV Neutral Auditors shall be pro rata as between Corporation, on the one hand, and the Subject Person, on the other hand, in proportion to the allocation of the dollar amount of the amounts remaining in dispute between the parties made by the FMV Neutral Auditors, such that the prevailing party pays the lesser proportion of such fees and expenses. The FMV Neutral Auditors shall act as an arbitrator to determine, based solely on the provisions of this Agreement and the presentations by the Subject Person and the Corporation, and not by independent review, only those issues still in dispute and only as to whether such amounts were arrived at in accordance with this Agreement.

(h)   Closing and Method of Payment.

(i)   Closing Date. Any purchase and sale of Shares under Section 1 shall be closed at the principal executive office of the Corporation on a business day and at a time during normal business hours fixed by the Corporation, on the later to occur, as applicable, of: (i) not more than ninety (90) days after the date of the applicable Repurchase Notice; (ii) five (5) days after the FMV Resolution Period; or (iii) five (5) days after receipt from the FMV Neutral Auditors of the Fair Market Value determination pursuant to Section 1(g)(iv) herein.

(ii)   Method of Payment - Purchase by the Corporation. The Corporation shall pay for the Subject Shares to be purchased from the Stockholder by delivery of, at the option of the Corporation, (i) a check or wire transfer of funds; (ii) a subordinated note or notes payable, at the option of the Corporation, in up to five (5) equal annual installments beginning on the first anniversary of the closing of such purchase and bearing interest (payable quarterly) at a rate per annum equal to the prime rate published from time to time in the Wall Street Journal (Central Edition); or (iii) both by check or wire transfer of funds and a subordinated note or notes, in the aggregate amount of the Purchase Price for such Shares. The Corporation, in addition to any other rights or remedies which may be available, shall be entitled to set-off and reduce any amounts payable to a Subject Person for (i) any obligations or liabilities of such Subject Stockholder to the Corporation, or (ii) any claims by the Corporation against such Subject Stockholder under this Agreement, or any other agreement, written or oral, between the Corporation and such Subject Stockholder, in each case, after such obligation, liability or claim becomes a final decision of a court of competent jurisdiction or arbitrator, as the case may be, which is not subject to appeal. Any notes issued by the Corporation pursuant to this Section 1(h)(ii) shall be subject to any restrictive covenants to which the Corporation is subject at the time of such purchase (whether pursuant to lending agreements with its lenders or otherwise). At the closing, the Subject Person and his or her Permitted Transferees, as applicable, shall surrender all of the Subject Shares free from any encumbrances or security interests whatsoever.

(iii)   Method of Payment - Purchase by Assignee(s) or Designee(s) of the Corporation or Another Stockholder. In the case of the purchase and sale of any Subject Shares by the assignee(s) or designee(s) of the Corporation or another Stockholder, the purchase price shall be paid in immediately available funds, unless an alternative method of payment is agreed to in writing by the purchasing and selling parties.

(i)   Guarantee of Corporation's Indebtedness by a Stockholder.   In the event a Stockholder is a guarantor of indebtedness of the Corporation pursuant to a written guarantee or guarantees given to a lender of the Corporation by such Stockholder and the Corporation's or the other Stockholders' option or requirement, as applicable, to purchase Shares arises under this Agreement, and the Stockholder is selling all of his, her or its Shares, the Stockholder shall not be obligated to sell the Shares to the Corporation or the other Stockholders pursuant to this Agreement until the Stockholder is unconditionally released from the applicable guarantee or guarantees of such Stockholder by the applicable lender or lenders.

(j)   Tag Along and Drag Along Rights. In the event Stockholders holding a majority of the issued and outstanding Shares of the Corporation desire to transfer all of their Shares to any one or more persons in a single transaction or series of related transactions, and the Company fails to exercise its rights its rights to purchase such Shares under Section 1(d), then such Stockholders that desire to transfer all of their Shares (the "*Selling Stockholders*") will give the other Stockholders (the "*Non-Selling Stockholders*") the opportunity to participate ("*Tag-Along Right*") in the proposed transaction on financial terms equivalent to the financial terms offered to the Selling Stockholders, based on the relative number of Shares held by each Stockholder. At the option of the Selling Stockholders, the Non-Selling Stockholders shall so participate (the "*Drag-Along Right*") in the proposed transaction and transfer their Shares.   The Selling Stockholders shall provide the Non-Selling Stockholders with written notice ("*Transfer Notice*") of their intention to transfer their Shares, specifying in such Transfer Notice the identity of the proposed transferee, the purchase price therefor (the "*Purchase Right*"), and the terms of the proposed sale (the "*Transfer Terms*").   Thereafter the Non-Selling Stockholders shall have a period of ten (10) days (the "*Exercise Period*") to elect by written notice to the Selling Stockholders to exercise their Tag-Along Right. Failure to provide such written notice within the Exercise Period shall preclude the Non-Selling Stockholders from exercising such Tag-Along Right.   Following the expiration of the Exercise Period, the Selling Stockholders shall have a period of fifteen (15) days to elect by written notice to the Non-Selling Stockholders to join in the sale by selling to the proposed transferee their Units. If the Selling Stockholders elect to exercise their Drag-Along Right, then the sale of the Non-Selling Stockholders' Shares shall be based on the relative number of Shares held by each Stockholder at a price and on terms equivalent to the Purchase Price and Transfer Terms. If the foregoing Transfers are not closed (i) within six (6) months from the date of the Transfer Notice, and (ii) with the same proposed transferee and at the Purchase Price and on the Transfer Terms set forth in the notice from the Selling Stockholders, then the Selling Stockholders shall be required to give the Non-Selling Stockholders a new notice of their desire to transfer in accordance with the foregoing requirements and the foregoing procedures shall again be followed.

2.   **Remedies and Termination.**

(a)   Remedies. Each party recognizes that irreparable injury shall result to the other parties in the event of a breach of this Agreement by any party. It is therefore agreed that in the event any party breaches or threatens to breach this Agreement, the non-breaching parties, in addition to any other remedies and damages available to them, shall be entitled: (i) to an injunction to restrain the violation of this Agreement by the breaching party and all Persons acting for or with him; and (ii) to compel specific performance of the terms and conditions of this Agreement. Nothing herein shall be construed as prohibiting any party from pursuing any other remedies available to him for such breach, including the recovery of damages from the breaching party.

(b)   Termination. This Agreement and all restrictions created hereunder shall terminate immediately upon the occurrence of any of the following events

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(i) the approval in advance by the affirmative vote of a majority of the directors of the Corporation and the agreement of 66⅔% of the Shares then outstanding to terminate this Agreement;

(ii) cessation of the Corporation's business, or by the bankruptcy, receivership, or dissolution of the Corporation;

(iii) all of the Shares are beneficially owned by one party or the permitted successors or assigns of such party (whether pursuant to negotiated transactions, merger consolidation or other business combination transaction or otherwise); or

(iv) a firmly underwritten public offering of equity in the Company with gross proceeds in excess of $20,000,000.00.

The termination of this Agreement for any reason shall not affect any right or remedy existing hereunder prior to the effective date of the termination hereof.

3.   Notices. Whenever notice is required to be given hereunder, it shall be given, in the case of a Stockholder, to such Stockholder's address as it appears on the books of the Corporation and in the case of the Corporation, to Xoca World Ltd. 175 E. Delaware Pl., Unit 5706, Chicago, IL 60611, Attn: Chief Executive Officer and (each a "*notice*" for purposes of this Section) shall be in writing and deemed to have been duly delivered to and received by a Person: (i) on the day such notice is personally delivered to such Person; (ii) on the first business day after the day on which the notice is deposited with a nationally recognized overnight courier service, delivery cost pre-paid; or (iii) on the seventh business day after the day on which the notice is deposited in the United States mail, registered or certified mail, first class postage prepaid, return receipt requested. Any Person may alter the address to which notices are to be sent to such Person by giving notice of such change in address to the other parties hereto in conformity with the provisions of this Section for the giving of notice.

4.   General Provisions.

(a)   Restriction on Transfer. All certificates for Shares now or hereafter owned by the Stockholders, except as otherwise provided by this Agreement, shall be endorsed with the legend as follows:

THE SALE, TRANSFER, ASSIGNMENT, PLEDGE OR ENCUMBRANCE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF THE STOCKHOLDER AGREEMENT, DATED AS OF JULY 10, 2017. A COPY OF THE ABOVE REFERENCED AGREEMENT IS ON FILE AT THE OFFICE OF THE CORPORATION.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS AND MAY NOT BE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT, OR AN EXEMPTION FROM REGISTRATION, UNDER SAID ACT AND LAWS.

(b)   Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Corporation and any successor entity and their respective successors and assigns, and the Stockholders and their respective estates, heirs, personal representatives, successors and assigns. For purposes of this Agreement, the term "*successor entity*" shall mean any entity (1) with or into which, or with or into a subsidiary of which, the issuer of a security is merged or consolidated and into the securities of which securities of such issuer are thereupon converted; (2) to which, or to a

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subsidiary of which, all or substantially all of the assets of the issuer of a security are transferred wholly or partially in exchange for the securities of such entity; (3) the securities of which are exchanged wholly or partially for securities of the issuer of a security; or (4) which has subsequently succeeded, by reason of one or more such transactions, to any previous successor entity.

(c) **Entire Agreement.** This Agreement supersedes all other prior understandings, commitments, representations, negotiations and agreements, whether oral or written, between the parties hereto relating to the matters contemplated hereby and constitutes the entire agreement between the parties hereto relating to the subject matter hereof. A fully executed copy of this Agreement and all Joinders to this Agreement shall be maintained with the corporate records of the Corporation. The Agreement and all Joinders to the Agreement shall be available for review by Stockholders during regular business hours of the Corporation at the principal business office of the Corporation

(d) **Amendment**. Except as expressly provided otherwise herein, this Agreement may be amended, modified or supplemented only by a written agreement executed by the Corporation and the Stockholders after approval by a majority of the directors of the Corporation and consent of 66⅔% of the Shares.

(e) **Choice of Forum; Waiver of Jury Trial; Governing Law.** In any action arising out of or relating to this Agreement or any of the transactions contemplated hereby: (1) each party irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of either the state courts located in the County of Cook, Illinois or the United States District Court for the Northern District of Illinois; (2) each party irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid; and (3) each party irrevocably waives any and all rights to a trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware, without giving effect to principles of conflicts of law.

(f) **Miscellaneous.** Headings and subheadings in this Agreement are inserted for convenience of reference only and they are not to be considered in the construction of the provisions hereof. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof and this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.

(g) **Counterpart Signatures; Electronic Signature.** This Agreement may be executed in counterparts, each of which shall be one original, but all of which together shall constitute one and the same instrument. A facsimile or electronic mail transmission by one party to another party of an executed signature page of this Agreement or any document delivered hereunder shall be deemed to constitute due execution and delivery of such document by such party.

(h) **Legal Fees.** If any party hereto, including the Corporation, institutes any action or proceeding to enforce this Agreement, the prevailing party in such action or proceeding shall be entitled to recover from the non-prevailing party or parties all legal costs and expenses incurred by the prevailing party in such action, including, but not limited to, reasonable attorney fees, paralegal fees, law clerk fees and other legal costs and expenses, whether incurred at or before trial, and whether incurred at the trial level or in any appellate, bankruptcy or other legal proceeding.

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(i)   Severability.   The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.

(j)   Waiver.   No waiver of any breach of any term or condition of this Agreement shall be deemed a waiver of any subsequent breach of any term or condition of a like or different nature.

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